

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Mr. William J. Gerber
Executive Vice President, Chief Financial Officer
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

> **Re:** **TD AMERITRADE Holding Corporation**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed November 19, 2010**
> **File No. 000-49992**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.   We note your disclosure on page 23 that you undertake no obligation to publicly update or revise your projections, whether as a result of new information, future events or otherwise. In future periodic filings, please revise your disclosure to include a statement that you will update your information to the extent required by the federal securities laws.

Contractual Obligations, page 43

2.   Please tell us, and clarify in future filings, what your Purchase obligations disclosed in your Contractual Obligations table specifically represent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief